

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

Guido DiGregorio
Chief Executive Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

> **Re:** **Communication Intelligence Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 9, 2010**
> **File No. 000-19301**

Dear Mr. DiGregorio:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

David L. Orlic
Staff Attorney